UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TROVAGENE, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
897238408
(CUSIP Number)
October 25, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897238408	SCHEDULE 13G	Page 2 of 15

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 897238408	SCHEDULE 13G	Page 3 of 15

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 897238408	SCHEDULE 13G	Page 4 of 15

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 897238408	SCHEDULE 13G	Page 5 of 15

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 897238408	SCHEDULE 13G	Page 6 of 15

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 897238408	SCHEDULE 13G	Page 7 of 15

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 798,121
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 798,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,121
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 897238408	SCHEDULE 13G	Page 8 of 15

Item 1.

(a)   Name of Issuer:

Trovagene, Inc., a Delaware corporation (“Issuer”)

(b)   Address of Issuer’s Principal Executive Offices:

11055 Flintkote Avenue, Suite B

San Diego, California 92121

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

Mr. Scheinfeld is a United States citizen

CUSIP NO. 897238408	SCHEDULE 13G	Page 9 of 15

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number:

S897238408

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

CUSIP NO. 897238408	SCHEDULE 13G	Page 10 of 15

Item 4. Ownership.

Reporting Person	Number of shares of Common Stock beneficially owned: [1]	Percent of class: [2]	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote: [3]	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of: [3]
Lincoln Park Capital Fund, LLC	798,121	9.99%	0	798,121	0	798,121
Lincoln Park Capital, LLC	798,121	9.99%	0	798,121	0	798,121
Rockledge Capital Corporation	798,121	9.99%	0	798,121	0	798,121
Joshua B. Scheinfeld	798,121	9.99%	0	798,121	0	798,121
Alex Noah Investors, Inc.	798,121	9.99%	0	798,121	0	798,121
Jonathan I. Cope	798,121	9.99%	0	798,121	0	798,121

1	The number of shares of Common Stock beneficially owned consists of (i) 551,268 shares of Common Stock purchased by LPC Fund directly from the Issuer in a private placement transaction completed on October 30, 2019 (the “October 2019 Private Placement”), representing approximately 7.12% of the outstanding shares of Common Stock as of October 30, 2019 (based on information provided by the Issuer stating that there were a total of 7,742,355 shares of Common Stock outstanding as of October 30, 2019, giving effect to the issuance of an aggregate of 1,301,268 shares of Common Stock to the investors in the October 2019 Private Placement), and (ii) 246,853 shares of Common Stock underlying currently exercisable warrants also purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement, representing the approximate maximum number of shares (in addition to the 551,268 outstanding shares of Common Stock referred to in clause (i) above) that may be acquired by LPC Fund upon exercise of such warrants without exceeding the 9.99% beneficial ownership limitation contained in such warrants. The number of shares of Common Stock beneficially owned excludes an aggregate of 2,636,397 shares of Common Stock, consisting of (a) an aggregate of 855,683 shares of Common Stock underlying the warrants purchased by LPC Fund in the October 2019 Private Placement which, as of the date of this statement, may not be issued to LPC Fund upon exercise of such warrants because the issuance of any such shares to LPC Fund would cause the Reporting Persons to exceed the 9.99% beneficial ownership limitation contained in such warrants, and (b) an aggregate of 1,780,714 shares of Common Stock underlying additional warrants purchased by LPC Fund directly from the Issuer in various private placement transactions completed between June 2018 and August 2019, none of which shares, as of the date of this statement, may be issued to LPC Fund upon exercise of such warrants because the beneficial ownership limitations contained in such warrants currently preclude the issuance of shares of Common Stock upon exercise of such warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock to exceed 4.99% of the outstanding shares of Common Stock (which limitation the Reporting Persons exceeded upon LPC Fund’s purchase of 551,268 shares of Common Stock and immediately exercisable warrants to purchase up to an aggregate of 1,102,536 shares of Common Stock in the October 2019 Private Placement). On October 29, 2019, LPC Fund provided notice to the Issuer electing to increase the beneficial ownership limitations in each of the warrants owned directly by LPC Fund referred to in clause (b) in the immediately preceding sentence from 4.99% to 9.99%, which beneficial ownership limitation increase shall become effective on December 30, 2019 (the 61st day after the date such notice was delivered to the Issuer) under the terms of such warrants.

2	Based on information provided by the Issuer to LPC Fund in connection with the October 2019 Private Placement, there were a total of 7,742,355 shares of Common Stock outstanding on October 30, 2019, giving effect to the issuance of an aggregate of 1,301,268 shares of Common Stock by the Issuer to investors in the October 2019 Private Placement, 551,268 of which shares, or approximately 7.12% of the outstanding shares of Common Stock as of October 30, 2019 (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund), were purchased by LPC Fund in the October 2019 Private Placement, together with immediately exercisable warrants to purchase up to an aggregate of 1,102,536 shares of Common Stock. Because the beneficial ownership limitation under the terms of such warrants is 9.99% of the outstanding shares of Common Stock and the 551,268 shares of Common Stock purchased by LPC Fund in the October 2019 Private Placement represent approximately 7.12% of the outstanding shares of Common Stock, as of the date of this statement, LPC Fund may acquire up to 246,853 additional shares of Common Stock upon exercise of such warrants without exceeding the 9.99% beneficial ownership limitation contained in such warrants. Therefore, as of the date of this statement, the Reporting Persons may be deemed to beneficially own an aggregate of 798,121 shares of Common Stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), representing approximately 9.99% of the outstanding shares of Common Stock (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund).

3	Represents the total number of shares of Common Stock beneficially owned by the Reporting Persons as of the date of this statement (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), as described in Footnote 1 above.

CUSIP NO. 897238408	SCHEDULE 13G	Page 11 of 15

As of the date of this statement, LPC Fund owned, directly, the following securities of the Issuer: (i) an aggregate of 551,268 outstanding shares of Common Stock, which were purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement; (ii) Class A warrants to purchase up to 12,731 shares of Common Stock that are currently exercisable at a price of $21.60 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in a private placement transaction completed in December 2018 and expire on December 19, 2022 (the “Class A Warrants”); (iii) warrants to purchase up to 200,000 shares of Common Stock that are currently exercisable at a price of $6.60 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in a public offering completed in June 2018 and expire on June 12, 2023 (the “June 2018 Warrants”); (iv) Series B warrants to purchase up to 382,166 shares of Common Stock that are currently exercisable at a price of $3.80 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in a private placement transaction completed in April 2019 and expire on October 5, 2024 (the “Series B Warrants”); (v) Series D warrants to purchase up to 458,015 shares of Common Stock that are currently exercisable at a price of $3.15 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in a private placement transaction completed in May 2019 and expire on November 13, 2024 (the “Series D Warrants”); (vi) Series F warrants to purchase up to 727,802 shares of Common Stock that are currently exercisable at a price of $1.936 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in a private placement transaction completed in August 2019 and expire on February 22, 2025 (the “Series F Warrants”); (vii) Series G warrants to purchase up to 551,268 shares of Common Stock that are currently exercisable at a price of $1.56 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in the October 2019 Private Placement and expire on April 30, 2025 (the “Series G Warrants”); and (viii) Series H warrants to purchase up to 551,268 shares of Common Stock that are currently exercisable at a price of $1.56 per share (subject to adjustment), which were acquired by LPC Fund directly from the Issuer in the October 2019 Private Placement and expire on April 30, 2021 (the “Series H Warrants” and, collectively with the Class A Warrants, the June 2018 Warrants, the Series B Warrants, the Series D Warrants, the Series F Warrants and the Series G Warrants, the “Warrants”).

The beneficial ownership limitation under the terms of the Series G Warrants and Series H Warrants that were purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement preclude the issuance of shares of Common Stock upon exercise of such warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding shares of Common Stock. The beneficial ownership limitations currently in effect under the terms of the Class A Warrants, the June 2018 Warrants, the Series B Warrants, the Series D Warrants and the Series F Warrants preclude the issuance of shares of Common Stock upon exercise of such warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 4.99% or, if elected by the holder by notice delivered to the Issuer in accordance with the terms of the Warrants, up to 9.99% of the outstanding shares of Common Stock (representing the maximum beneficial ownership threshold that may be elected by a holder under the terms of the Warrants), any such increase to become effective no earlier than 61 days after delivery of such notice to the Issuer under the terms of such warrants. On October 29, 2019, LPC Fund provided notice to the Issuer electing to increase the beneficial ownership limitations contained in each of the Class A Warrants, the June 2018 Warrants, the Series B Warrants, the Series D Warrants and the Series F Warrants owned, directly, by LPC Fund from 4.99% to 9.99% of the outstanding shares of Common Stock, which beneficial ownership limitation increase shall become effective on December 30, 2019 (the 61st day after the date such notice was delivered to the Issuer) under the terms of such warrants. The Warrants include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act is not available to the warrant holder. Therefore, because the beneficial ownership limitation under the terms of the Series G Warrants and Series H Warrants that were purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement is 9.99% of the outstanding shares of Common Stock and the 551,268 shares of Common Stock purchased by LPC Fund in the October 2019 Private Placement represent approximately 7.12% of the outstanding shares of Common Stock (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund), as of the date of this statement, LPC Fund may acquire up to 246,853 additional shares of Common Stock upon exercise of such warrants without exceeding the 9.99% beneficial ownership limitation contained in such warrants (because such 246,853 underlying warrant shares, when aggregated with the 551,268 shares of Common Stock purchased by LPC Fund in the October 2019 Private Placement currently outstanding, would total 798,121 shares of Common Stock, or approximately 9.99% of the outstanding shares of Common Stock as of the date of this statement).

Accordingly, as of the date of this statement, LPC Fund directly beneficially owned an aggregate of 798,121 shares of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), representing approximately 9.99% of the outstanding shares of Common Stock (based on information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund), consisting of: (i) 551,268 shares of Common Stock purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement, representing approximately 7.12% of the outstanding shares of Common Stock as of October 30, 2019 (based on information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund); and (ii) 246,853 shares of Common Stock underlying the Series G Warrants and/or the Series H Warrants that were also purchased by LPC Fund directly from the Issuer in the October 2019 Private Placement and are currently exercisable at a price of $1.56 per share (subject to adjustment), representing the approximate maximum number of shares (in addition to the 551,268 outstanding shares of Common Stock referred to in clause (i) above) that may be acquired by LPC Fund upon exercise of such warrants without exceeding the 9.99% beneficial ownership limitation contained in such warrants.

CUSIP NO. 897238408	SCHEDULE 13G	Page 12 of 15

Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, as of the date of this statement, LPC Fund does not beneficially own an aggregate of 2,636,397 shares of Common Stock, consisting of (a) an aggregate of 855,683 shares of Common Stock underlying the Series G Warrants and the Series H Warrants purchased by LPC Fund in the October 2019 Private Placement which, as of the date of this statement, may not be issued to LPC Fund upon exercise of such warrants because the issuance of any such shares to LPC Fund would cause the Reporting Persons to exceed the 9.99% beneficial ownership limitation contained in such warrants, and (b) an aggregate of 1,780,714 shares of Common Stock underlying the Class A Warrants, the June 2018 Warrants, the Series B Warrants, the Series D Warrants and the Series F Warrants purchased by LPC Fund directly from the Issuer in various private placement transactions completed between June 2018 and August 2019, none of which shares, as of the date of this statement, may be issued to LPC Fund upon exercise of such warrants because the beneficial ownership limitations contained in such warrants currently preclude the issuance of shares of Common Stock upon exercise of such warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock to exceed 4.99% of the outstanding shares of Common Stock (which limitation the Reporting Persons exceeded upon LPC Fund’s purchase of 551,268 shares of Common Stock and immediately exercisable Series G Warrants and Series H Warrants to purchase up to an aggregate of 1,102,536 shares of Common Stock in the October 2019 Private Placement).

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

CUSIP NO. 897238408	SCHEDULE 13G	Page 13 of 15

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 897238408	SCHEDULE 13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2019

LINCOLN PARK CAPITAL FUND, LLC BY: LINCOLN PARK CAPITAL, LLC BY: ROCKLEDGE CAPITAL CORPORATION		LINCOLN PARK CAPITAL, LLC BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld	By:	/s/ Joshua B. Scheinfeld
	Name: Joshua B. Scheinfeld Title: President		Name: Joshua B. Scheinfeld Title: President

LINCOLN PARK CAPITAL FUND, LLC BY: LINCOLN PARK CAPITAL, LLC BY: ALEX NOAH INVESTORS, INC.		LINCOLN PARK CAPITAL, LLC BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope	By:	/s/ Jonathan I. Cope
	Name: Jonathan I. Cope Title: President		Name: Jonathan I. Cope Title: President

ROCKLEDGE CAPITAL CORPORATION		ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfel	By:	/s/ Jonathan I. Cope
	Name: Joshua B. Scheinfeld Title: President		Name: Jonathan I. Cope Title: President

JOSHUA B. SCHEINFELD		JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld	By:	/s/ Jonathan I. Cope
	Name: Joshua B. Scheinfeld Title: President		Name: Jonathan I. Cope Title: President

CUSIP NO. 897238408	SCHEDULE 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement